ANNUAL INFORMATION FORM

(“AIF”)

of

ENDEAVOUR SILVER CORP.

(the “Company” or “Endeavour”)

Suite #301 - 700 West Pender Street
Vancouver, British Columbia, Canada, V6C 1G8
Phone: (604) 685-9775
Fax: (604) 685-9744

Dated: March 18, 2011

ITEM 1:	PRELIMINARY NOTES

1.1	Incorporation of Documents by Reference

Specifically incorporated by reference and forming part of this Annual Information Form (“AIF”) are the Consolidated Financial Statements for Endeavour Silver Corp. (the “Company” or “Endeavour” which includes its subsidiaries) for the year ended December 31, 2010, for the year ended December 31, 2009 and for the year ended December 31, 2008, together with the Management Discussion and Analysis accompanying such financial statements.

All financial information in this AIF has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All amounts are stated in US dollars unless otherwise indicated.

The information provided in the AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Endeavour. The documents listed below are not contained within, nor attached to this document. The documents may be accessed by the reader at the following locations:

Type of Document	Effective Date / Period Ended	Date Filed / Posted	Document name which may be viewed at the SEDAR website at www.sedar.com (or alternative location for non-SEDAR documents)
NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico	March 15, 2011	March 21, 2011	Technical Report (43-101) – English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico	March 15, 2011	March 21, 2011	Technical Report (43-101) – English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report Audit of the Mineral Resource Estimate for the Parral Project, Chihuahua State, Mexico	December 15, 2010	March 1, 2011	Technical Report (43-101) – English Qualification Certificate(s) and Consent(s)

References to “the Company”, “Endeavour” or “Endeavour Silver” are to Endeavour Silver Corp. and where applicable and as the context requires includes its subsidiaries

1.2	Date of Information

All information in this AIF is as of December 31, 2010 unless otherwise indicated.

1.3	Forward-Looking Statements

This Annual Information Form contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.

Endeavour Silver Corp.

These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  risks related to precious and base metal price fluctuations;
  risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar);
  risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;
  uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;
  uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;
  risks related to our reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
  risks related to governmental regulations and obtaining necessary licenses and permits;
  risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
  risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
  risks relating to inadequate insurance or inability to obtain insurance;
  risks related to our ability to successfully integrate acquisitions;
  uncertainty in our ability to obtain necessary financing;
  risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
  risks related to many of our primary properties being located in Mexico, including political, economic, and regulatory instability; and
  risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements

1.4	Currency and Exchange Rates

All dollar amounts in this AIF are expressed in U.S. dollars unless otherwise indicated. References to “CDN$” are to Canadian dollars.

Endeavour Silver Corp.

1.5	Classification of Mineral Reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

1.6	Cautionary Note to U.S. Investors concerning Estimates of Measured, Indicated and Inferred Resources

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

ITEM 2:	CORPORATE STRUCTURE

2.1	Name, Address and Incorporation

The Company was incorporated under the laws of the Province of British Columbia on March 11, 1981 under the name, “Levelland Energy & Resources Ltd”. Effective August 27, 2002 the Company changed its name to “Endeavour Gold Corp.”, consolidated its share capital on the basis of four old common shares for one new common share and increased its share capital to 100,000,000 common shares without par value. Then on September 13, 2004, the Company changed its name to “Endeavour Silver Corp.”, transitioned from the Company Act (British Columbia) to the British Columbia Business Corporations Act (British Columbia) and increased its authorized share capital to unlimited common shares without par value.

Endeavour Silver Corp.

The Company’s principal business office is located at:

Suite 301 - 700 West Pender Street
Vancouver, British Columbia
Canada, V6C 1G8

and its registered and records office is located at:

19th Floor, 885 West Georgia Street
Vancouver, British Columbia
Canada, V6C 3H4

2.2	Subsidiaries

The Company conducts its business primiarly in Mexico through subsidiary companies. The following table lists the subsidiaries, place incorporated and % ownership held.

Name of Company	Incorporated	% held

Endeavour Gold Corporation, S.A. de C.V.	Mexico	100
Minera Plata Adelante, S.A. de C.V.	Mexico	100
Minera Santa Cruz y Garibaldi, S.A. de C.V.	Mexico	100
Refinadora Plata Guanacevi, S.A. de C.V.	Mexico	100
Metallurgica Guanacevi, S.A. de C.V.	Mexico	100
Mina Bolanitos S.A de C.V.	Mexico	100
Guanacevi Mining Service, S.A. de C.V.	Mexico	100
Recursos Humanos Guanacevi, S.A. de C.V.	Mexico	100
Minera Plata Carina S.P.A.	Chile	100

ITEM 3:	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Three Year History

Overview

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico.

Guanacevi Mines Project

In May 2004, Endeavour signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine, certain other mining concessions and the Guanacevi mineral processing plant (collectively, the “Guanacevi Mines Project”) in Durango, Mexico. The terms of the agreements gave Endeavour the option to acquire an initial 51% interest in these operating assets by paying a total of approximately US$4 million to the vendors and incurring $1 million in mine exploration and development within one year. This was completed on January 28, 2006. The balance of the 49% interest was purchased through the payment of a further $3 million by instalments. The purchase of the remaining 49% of the mill facility was completed in July 2006 and the purchase of the remaining 49% of the mining assets was completed in January 2008.

Endeavour Silver Corp.

Under the option interest agreement, a scheduled January 28, 2007 payment of $638,000 was made with 176,201 shares of the Company in lieu of cash. Further to a negotiated early buy-out of the minority shareholders, the Company acquired the remaining shares of Minera Santa Cruz y Garibaldi S.A. de C.V. (“Minera Santa Cruz”), which owned 49% of the Santa Cruz silver-gold mine in May 2007 by the issue of 1,350,000 shares of the Company with a fair market value of $5.04 per share. The value of 1,350,000 shares reflected the minority shareholders’ earnings to May 2007, the 2008 option payment of $638,000 that was to be made in January 2008, and projected 2007 mine earnings.

The Company elected to accelerate the buy out in order to streamline the mining operations and facilitate additional capital investments for the mine development program.

Guanajuato Mines Project (formerly referred to as Bolanitos Mines Project)

In February 2007, the Company acquired the right to purchase the exploitation contracts to the producing Unidad Bolanitos silver (gold) mines located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico from Minas de la Luz SA de CV ("MdlL") for $3.4 million, comprised of $2.4 million in cash and $1.0 million in common shares of the Company. On April 30, 2007 the Company completed the acquisition by paying $2.4 million in cash and issuing 224,215 common shares priced at $4.46 per share.

In April 2007 the Company entered into an agreement with two subsidiaries of Industrial Penoles S.A. de C.V. (“Penoles”) to purchase all of the Guanajuato property and plant assets for 800,000 common shares of the Company and a share purchase warrant exercisable for an additional 250,000 common shares at CDN$5.50 per share within a two year period. The acquisition was completed on May 30, 2007 and the Company has a 100% interest in the Guanajuato Mines project, free and clear of any royalties. The share purchase warrant expired on May 30, 2009 unexercised.

The Guanacevi Mines Project and the Guanajuato Mines Project have been the primary focus of business activity for the last year with the Guanacevi Mines Project the primary focus for the preceding 2 years. See Item 4.4 for further details.

Three Year History

2011 to Present

On March 21, 2011 the Company released updated NI 43-101 Reserve and Resource estimates as at December 31, 2010 for its active silver mining and exploration projects in Mexico, the Guanacevi Mines Project and the Guanajuato Mines Project.

On March 14, 2011 the Company transferred the listing of its common shares from the NYSE Amex Equities (“NYSE Amex”) to the NYSE.

Endeavour Silver Corp.

2010

Endeavour recorded its fifth consecutive year of growing sales revenue and mine operating cash-flow in 2010 (during fiscal 2005 no revenue was reported as the Company only held an option to purchase on the Guanacevi project at that time). During 2010, escalating prices and increased production drove sales 70% higher to $86.5 million and increased mine operating cash-flow 111% to $45.0 million. Direct operating costs were relatively flat allowing the Company’s operating margins to rise for the third straight year, culminating in the Company’s best financial performance yet, with EBITDA climbing 122% to $33.1 million and an annual earnings per share of $0.11.

Endeavour reported its sixth consecutive year of growing silver and gold production for 2010, increasing silver production by 26% to 3,285,634 oz silver and gold production by 33% to 17,713 oz gold. The Company successfully completed the 2010 Guanacevi plant expansion program on budget, increasing the plant capacity to facilitate the increased mine production that resulted from the opening of the Porvenir Dos mine in 2009 and the opening of the Porvenir Cuatro and Santa Cruz mines in 2010. At Guanajuato, the Company benefitted from a full year operation at the Lucero mine which opened in 2009.

In February 2010, the Company completed an early exercise of its option to purchase the El Porvenir Cuatro properties, located approximately 2.5 kilometers northwest of the operating Porvenir silver mine, part of the Company’s Guanacevi’s Mines project in Durango, Mexico. The Company acquired a 100% interest in the Porvenir Cuatro properties by paying a total consideration of US$700,000 to the vendors, consisting of US$100,000 cash and 136,054 shares on signing of the agreement in February 2009 and an additional 71,428 shares and US$160,000 on the early exercise of the option to purchase. On the basis of positive internal resource and economic assessments, management elected to fast-track Porvenir Cuatro to production in 2010.

Endeavour achieved its sixth consecutive year of combined reserve and resource growth in 2010. New high grade silver-gold discoveries were made in both Guanacevi and Guanajuato, thereby confirming once again the prolific exploration potential of these two historic mining districts. The Company also acquired an option to purchase a new property called San Sebastian located in Jalisco, Mexico. The San Sebastian property represents a new, district scale, silver-gold exploration opportunity for the Company. The Company can acquire a 100% interest in the San Sebastian property from IMMSA (Grupo Mexico) by making cash payments totaling US$2.75 million and spending US$2.0 million on exploration over a three year period. IMMSA will retain a 2% NSR royalty on any mineral production from the properties.

In 2010, the Company continued to emphasize its primary focus on safety, as demonstrated by over 24,000 hours of personnel training. Safety and mine rescue training programs are held regularly at both operations and the direct results are safer working environments. The Company reduced lost time accidents, despite increased man-hours.

During 2010, the Company’s net financing activities generated $56.3 million. The Company raised a net $49.3 million by issuing 8,710,000 common shares through a short form prospectus and $7.9 million through the exercise of warrants and options during the year. In addition, the Company provided redemption notice to all debenture holders resulting in all outstanding debentures being converted into equity during the year and making the Company debt free once again. The Company paid out $0.9 million in interest on the convertible debentures during the year.

2009

During 2009, Endeavour recorded its fourth consecutive year of growing sales revenue and mine operating cash-flow in (during fiscal 2005 no revenue was reported as the Company only held an option to purchase on the Guanacevi project at that time). During 2009, Sales revenues increased 29% to $50.8 million and mine operating cash-flow increase by 85% to $21.3 million over the previous year. Cash costs declined and operating profit margins rose for the second straight year resulting in the Company’s best financial performance yet, with EBITDA turning positive for the first time in Endeavour’s five year operating history.

Endeavour Silver Corp.

Endeavour reported its fifth consecutive year of growing silver and gold production for 2009, increasing silver production by 11% to 2,598,518 oz silver and gold production by 66% to 13,398 oz gold. The Company successfully opened two new mines during the year, one in each operating district, thereby facilitating the next phase of growth at both operations. The Company commenced production from the new Lucero mine at Guanajuato in Q1, 2009 and commenced production from the new Porvenir Dos mine at Guanacevi in Q4, 2009. Capital projects were completed on time and budget, and record silver recoveries and gold grades each helped Endeavour’s operating performance in 2009.

Endeavour achieved its fifth consecutive year of combined reserve and resource growth in 2009. New high grade silver-gold discoveries were made in both Guanacevi and Guanajuato, thereby confirming once again the prolific exploration potential of these two historic mining districts. New property acquisitions also helped Endeavour’s exploration performance in 2009.

In 2009, the Company emphasized its primary focus on safety, as demonstrated by over 13,000 hours of safety training. Mine rescue groups at both operations went to their first mine rescue competition and Endeavour placed 3rd in the first aid division. Safety and mine rescue training programs are held regularly at both operations and the direct results are safer working environments.

Endeavour also continued its focus on maintaining high environmental standards at both operations. New toxic waste storage facilities were constructed in 2008, tailings water is routinely recycled and we have a policy of zero emissions from our tailings facilities.

The Company remained very pro-active in its employee and community relations in 2009. We instituted an enhanced employee bonus program in order to retain and attract the best mine workers in Mexico. Endeavour also maintained good relations with each of the local communities in which it operates with community outreach programs, providing access to medical doctors and introducing new employment opportunities and skills training programs.

During 2009, the Company’s net financing activities generated $30.0 million. The Company raised $10.0 million through the issuance of convertible debentures (as described below), $19.4 million through equity issued on a private placement and short form prospectus and $1.4 million through the exercise of warrants and options during the year. The Company paid out $0.8 million in interest on the convertible debentures during the year.

On February 26, 2009, the Company completed CDN$14 million in private placement financing of five year 10% subordinated unsecured, convertible, redeemable debentures. The 10% per annum interest is payable quarterly in arrears. At any time after the closing date and prior to maturity date each debenture may be converted by the holder at a conversion price of CDN$1.90 into one unit of the Company, consisting of approximately 526 of the Company’s common shares without par value and approximately 263 common share purchase warrants. Each share purchase warrant will entitle the holder to purchase one common share prior to the maturity date at an exercise price of CDN$2.05. At any time after 18 months following the closing date and prior to the maturity date, each debenture can be redeemed by the Company for cash, so long as the volume weighted average price of the common shares on the Toronto Stock Exchange (“TSX”) for a period of 30 consecutive trading days prior to the date of the redemption notice is equal to or greater than CDN$2.85, and by paying a 7% redemption fee to the holder.

Endeavour Silver Corp.

The net proceeds from the debenture offering were used to acquire mining equipment, develop underground access to mineralized zones and upgrade certain plant circuits at the Company’s Guanacevi and Guanajuato Mines in Mexico, and for general corporate purposes.

On October 7, 2009, the Company received gross proceeds of CDN$18.5 million from a prospectus offering of 6,152,500 units at CDN$3.00 per unit. Each unit was comprised of one common share and one-half share purchase warrant with each whole share purchase warrant exercisable to purchase one common share at an exercise price of CDN$3.60 until October 7, 2011. The agents received a cash commission of 6% totaling $1.1 million and 369,150 agent warrants, each exercisable to purchase one common share at an exercise price of CDN$3.00 until October 7, 2011.

On October 26, 2009 the Company completed a non-brokered private placement for 1,299,843 units at CDN$3.00 per unit for gross proceeds of CDN$3.9 million. Each unit consisted of one common share and one-half share purchase warrant with each whole share purchase warrant exercisable to purchase one common share at an exercise price of CDN$3.60 until October 26, 2011.

2008

During 2008, the Company continued its focus on increasing production, increasing proven and probable reserves, and upgrading facilities.

On March 3, 2008 the Company released updated NI 43-101 Reserve and Resource estimates as at December 31, 2007 for its three active silver mining and exploration projects in Mexico, the Guanacevi Mines Project, the Guanajuato Mines Project and the Parral Exploration Project, showing significantly higher reserves and resources than at December 31, 2006 based on the acquisition of the Guanajuato Mines Project and the results of drilling and development undertaken during 2007.

In 2008, at the Guanacevi Mines Project the Company experienced a 3% reduction in silver production. The main factors in the slight reduction were lower ore grades, re-assignment of some mine personnel from production to development and some down-time at the plant for repairs and various capital projects. Some of the completed upgrade projects in 2008 were: mine development of 5,048 metres, a ventilation shaft, pump station modification, leach circuit expansion, electrical substation expansion, floatation circuit rehabilitation, tailings dam phase 2 expansion, new silver refinery, new warehouse, new security building and a new assay lab. During 2008, new zones were defined in San Pedro which will require further drilling to develop resources.

At the Guanajuato Mines Project during 2008 the Company experienced a 113% increase in silver production. In 2008, the average silver grade increased due to a focus on mining higher grade material and reducing dilution in the stopes and the average silver recovery rate increased due to an optimization of the plant. At the beginning of 2008, the mines were operating at minimal levels to upgrade the safety standards on the shafts and surrounding work areas. During this rehabilitation time, mine output was limited to old exposed workings. The mines came back on stream in June 2008 and mine production output increased monthly during the rest of 2008. Some of the completed upgrade projects in 2008 were: mine development of 2,197 metres, shaft safety upgrades, mine equipment rehabilitation, crushing circuit rehabilitation, new concentrate load-out, new assay lab, new mechanic’s shop, tailings dam phase 2 expansion and drill road/pad replanting of 2,000 trees. During 2008 there were three new discoveries at Guanajuato: the 3785 zone, the San Jose vein and the Lucero vein.

During 2008, the Company raised approximately $2.1 million through the issuance of special warrants.

Endeavour Silver Corp.

3.2	Significant Acquisitions

No significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102 were completed by the Company during its most recently completed financial year.

ITEM 4:	DESCRIPTION OF THE BUSINESS

4.1	General Description

The Business of the Company

The Company’s principal business activities are the evaluation, acquisition, exploration, development and exploitation of mineral properties. The Company produces silver-gold from its underground mines at Guanacevi and Guanajuato in Mexico.

Number of Employees

The Company has approximately 800 full and part-time employees.

4.2	Risk Factors

The Company’s ability to generate revenues and profits from its mineral properties, or any other mineral property it may acquire, is dependent upon a number of factors, including, without limitation, the following risk factors.

Precious and Base Metal Price Fluctuations
The profitability of the precious and base metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious and base metals. Prices for precious and base metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious and base metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Fluctuations in the price of consumed commodities
Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other reagents fluctuate affecting the costs of production at our operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities we use in our business.

Foreign Exchange Rate Fluctuations
Operations in Mexico and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration costs of the Company are denominated in United States dollars and Mexican pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Endeavour Silver Corp.

Competitive Conditions
Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on our business.

Mining Operations
The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Endeavour Silver Corp.

Exploration and Development
There is no assurance given by the Company that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral reserves on the Company’s Guanacevi Mines Project and Guanajuato Mines Project, none of the Company’s properties have any defined ore-bodies with proven reserves.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of Reserves and Resources and Precious Metal Recoveries
There is a degree of uncertainty attributable to the calculation and estimates of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Replacement of Reserves and Resources
The Guanacevi and Guanajuato mines are the Company’s current sources of production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Acquisition Strategy
As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company may encounter difficulties in transitioning the business, including issues with the integration of the acquired businesses or its personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

Endeavour Silver Corp.

Integration of New Acquisitions
The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to: identifying acquisitions which fit the Company’s strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If the Company does make further acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to: assimilating the operations of an acquired business or property in a timely and efficient manner; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment and under a new regulatory regime where it has no direct experience.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Foreign Operations
The Company’s operations are currently conducted through subsidiaries principally in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Company’s Mexican operations. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability.

Endeavour Silver Corp.

To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Government Regulation
The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Mexican Tax Assessments
As disclosed under ”Regulatory Actions” on page 49, one of the Company’s subsidiaries in Mexico has received a tax assessment from Mexican fiscal authorities while another subsidiary’s 2006 tax return is currently being audited by Mexican fiscal authorities.

While the Company is of the view that the tax assessment has no legal merit and is contesting this, there is no assurance that the Company will be successful or that the Company will not have to pay the full amount of the assessment plus interest and penalties. In the event the Company is unsuccessful, this could negatively impact the Company’s financial position and create difficulties for the Company in the future in dealing with Mexican fiscal authorities.

Although the audit of the subsidiary’s 2006 tax return is ongoing, the Company has estimated that there is no significant tax exposure.

Obtaining and Renewing of Government Permits
In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

Endeavour Silver Corp.

Environmental Factors
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation, will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at the present.

Title to Assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Uncertainty of Funding
The Company has limited financial resources, and the mineral claims in which the Company has an interest or an option to acquire an interest require financial expenditures to be made by the Company. There can be no assurance that adequate funding will be available to the Company so as to exercise its option or to maintain its interests once those options have been exercised. Further exploration work and development of the properties in which the Company has an interest or option to acquire depend upon the Company’s ability to obtain financing through joint venturing of projects, debt financing or equity financing or other means. Failure to obtain financing on a timely basis could cause the Company to forfeit all or parts of its interests in mineral properties or reduce or terminate its operations.

Agreements with Other Parties
The Company has entered into agreements with other parties relating to the exploration, development and production of its properties. The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party, and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete recommended programs.

Employee Recruitment and Retention
Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins. If we are not able to attract, hire and retain qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Endeavour Silver Corp.

Potential Conflicts of Interest
The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Third Party Reliance
The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Absolute Assurance on Financial Statements
We prepare our financial reports in accordance with accounting policies and methods prescribed by Canadian generally accepted accounting principles. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition or results of operations of the Company. Significant accounting details are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2010. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

Endeavour Silver Corp.

General Economic Conditions
The unprecedented events in global financial markets during the last few years have had a profound effect on the global economy. Many industries, including the gold and silver mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.

Specifically:
•  the global credit/liquidity crisis could affect the cost and availability of financing and our overall liquidity;
• the volatility of gold and silver prices affects our revenues, profits and cash flow;
• volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs; and
• the devaluation and volatility of global stock markets affects the valuation of our equity securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Passive Foreign Investment Company Consequences
The Company has not made a determination as to whether it is considered a “passive foreign investment company” (a “PFIC”) as such term is defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes for the current tax year and any prior tax years. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

In general, if the Company is or becomes a PFIC, any gain recognized on the sale of securities and any “excess distributions” (as specifically defined in the Code) paid on the securities must be rateably allocated to each day in a U.S. taxpayer’s holding period for the securities. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the securities generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Current market events and conditions
In 2007, 2008 and into 2009, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the credit and financial markets have had a significant material adverse effect on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

Endeavour Silver Corp.

Substantial Volatility of Share Price
In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of the Company’s common shares is also likely to be significantly affected by short-term changes in mineral prices or in the Company’s financial condition or results of operations as reflected in its quarterly financial reports. Other factors unrelated to the Company’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s common shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Company’s common shares that persists for a significant period of time could cause the Company’s securities to be delisted from the Toronto Stock Exchange and NYSE Amex, further reducing market liquidity.

Differences in U.S. and Canadian reporting of reserves and resources
The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Adequacy of internal control over financial reporting as per the requirements of the U.S. Sarbanes-Oxley Act
The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the U.S. Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditor addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively affect the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

Endeavour Silver Corp.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

Potential dilution of present and prospective shareholdings
In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of shares, or securities convertible into shares, could result in dilution, possibly substantial, to present and prospective holders of shares.

Lack of Dividends
No dividends on the Company’s common shares have been paid to date. The Company currently plans to retain all future earnings and other cash resources, if any, for the future operation and development of its business. Payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including the Company’s operating results, financial condition, and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders
Sales of a large number of the Company’s common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

Claims Under U.S. Securities Laws
The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent registered chartered accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

Financial Instruments
The Company currently has an investment in Notes formerly asset backed commercial paper. There can be no assurances that the value of the Notes will not experience fluctuations in value.

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Endeavour Silver Corp.

Conversion to IFRS
The Company’s conversion to International Financial Reporting Standards (“IFRS”) may materially impact the Company’s reported financial position and results of operations. The conversion to IFRS may affect the Company’s accounting policies, information technology systems, internal controls and disclosure controls and procedures.

4.3	Asset-Backed Securities Outstanding

The Company has not issued any asset-backed securities.

4.4	Mineral Projects

To satisfy the reporting requirements of National Instrument 51-102F2 with respect to the Company’s mineral projects, the Company has opted, as allowed by the Instrument, to reproduce the summaries from the technical reports on the respective material properties.

Guanacevi Mines Project, Durango State, Mexico

The following summary of the Guanacevi Mines Project is extracted from a technical report titled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico” prepared by William J. Lewis, BSc., P.Geo., Charley Z. Murahwi, M.Sc., P.Geo, MAusIMM, Robert J. Leader, P. Eng. and Dibya Kanti Mukhopadhyay, MAusIMM of Micon International Limited and dated March 15, 2011. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in this technical report is incorporated by reference into this AIF.

Endeavour Silver Corp. (Endeavour Silver) has retained Micon International Limited (Micon) to conduct an audit of the updated resource and reserve estimates for its Guanaceví Mines project, located near the town of Guanaceví in the northwest part of the State of Durango in Mexico. This Technical Report constitutes an audit of the December 31, 2010 mineral resource and reserve estimates conducted on the property by Endeavour Silver. The audit was performed to ensure that the mineral resources and reserves comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions referred to in Canadian National Instrument 43-101 (NI 43-101).

The previous December 31, 2009 resource and reserve estimates were the subject of a March 15, 2010 Technical Report by Micon. The current Micon audit incorporates the exploration and mining data gathered since the publication of the March, 2010 report. The March, 2010 Endeavour Silver Technical Report was posted on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA).

Property Description

The Guanaceví Mines project is located within the Municipality of Guanaceví in the State of Durango, Mexico, near its northern border with the state of Chihuahua. The property is accessed by travelling from the city of Durango, located 260 kilometres (km) southeast. Durango has a modern airport with daily flights to and from Mexico City and portions of the United States. The Guanaceví Mines project is located on the edge of the Sierra Madre, a series of rugged mountains with higher points reaching 3,300 metres (m) above sea level. The Guanaceví Mines project is located at approximately 105°58'20"W longitude and 25°54'47"N latitude.

Endeavour Silver Corp.

The Guanaceví mining district covers an area measuring approximately 5 km northeast -southwest by 10 km northwest - southeast and contains more than 50 silver/gold mines. Although only three of the mines are presently operating, there is considerable mining experience available in the area.

Ownership

Endeavour Silver holds the Guanaceví Mines project through its 100% owned Mexican subsidiary Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví). At present, the project is comprised of 40 mineral concessions. The mineral concessions are not all contiguous and vary in size, for a total property area of 1,072.11 ha. The annual 2011 concession tax for the Guanaceví properties is approximately 219,570 Mexican pesos, which is equal to about US $17,566 at an exchange rate of 12.50 pesos to US $1.00.

On February 9, 2009, Endeavour Silver entered into a mining exploration agreement with Minerales Monte Blanco S.A. de C.V. (Minerales Monte Blanco), represented by Sergio Enrique Silva Franco, on the El Porvenir Cuatro and La Brisa concessions totaling approximately 55.5518 ha. The El Porvenir Cuatro and La Brisa agreement is an option to earn 100% of these properties over two years for a total consideration of US $700,000.

In February, 2010, Endeavour Silver exercised its option to purchase the El Porvenir Cuatro and La Brisa properties and has now acquired a 100% interest in these properties by paying a total consideration to the vendors of US $100,000 cash and 136,054 shares on signing the option agreement, and an additional 71,428 common shares and US $160,000 cash on the early exercise of the option to purchase.

In July 2010, Endeavour Silver acquired 100% interest in the Elizabeth (17.0 ha) and El Calvario (1.3 ha) properties in Guanaceví. The purchase price of these properties was US$50,000. The El Calvario property is situated in the central part of San Pedro, adjacent to the historic, high grade Noche Buena mine and transected by the Noche Buena vein. The Elizabeth property is situated approximately 1 km east of Endeavour Silver’s Porvenir Mine.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and local Ejidos (El Hacho and San Pedro) that provide access for exploration and exploitation purposes.

History

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanaceví district but mining extends back to at least 1535 when the mines were first worked by the Spanish. By the start of the 18th century, Guanaceví had become an important mining centre in the Nueva Vizcaya province of Nueva España (New Spain), as reported by Alexander von Humboldt in his travels through Nueva España. However, the Guanaceví mining district is not as well known today.

The Guanaceví mining district and the Guanaceví project area are riddled with mine openings and old workings, in a somewhat haphazard fashion near surface, representing the earliest efforts at extraction, and more systematic at depth, which is indicative of later, better organized and engineered mining. Associated with these openings and workings is a number of ruins, which represent the mine buildings, chapels and residences of the inhabitants and indicate the wealth of the mining district during its past.

The vast bulk of the material which has been extracted from underground operations through the tunnels, shafts and winzes is scattered over the hillsides in waste dumps and beneath the foundations of the ruins and modern buildings. Historically, individual veins or deposits had separate owners and, in the case of some of the larger veins or deposits, had several owners along the strike length which resulted in a surfeit of adits and shafts and very inefficient operations.

Endeavour Silver Corp.

During the late sixteenth century silver production accounted for 80% of all exports from Nueva España, although, by the mid-seventeenth century silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia. Collapse of the seventeenth century mining led to widespread bankruptcy among the miners and hacienda owners; however, in the latter half of the seventeenth century silver mining began to recover in Nueva España. By the start of the 18th century, Guanaceví had become an important mining centre in the Nueva Vizcaya province.

The peasant uprisings of 1810 to 1821 were disastrous to the Mexican mining industry with both the insurgents’ soldiers and royalist troops all but destroying the mining production in Mexico, and the Guanaceví mining district was not spared during this period.

The district has experienced several periods of bonanza-grade production, including the operation of a mint in 1844. The Guanaceví mining district, however, reached its greatest period of activity at the start of the 20th century, when five processing plants were in operation and more than 15 mines were in production.

J.R. Southworth in his 1905 volume entitled “The Mines of Mexico” mentions that Guanaceví is a very rich district and “that many of the largest capitalists of New York have enormous interests in its mines”. Southworth mentions that the Barradán, Hacienda Wilson, El Carmen, Nueva Australia and Hacienda Avila were all good mines and properties within the Guanaceví mining district. However, Southworth also mentioned that “considering the large number of once famous properties in Guanaceví, there are comparatively few now in operation. The cessation of development has been due to various causes, though usually not from lack of ore.”

The vast majority of production came prior to the 1910 Mexican Revolution with the Guanaceví mining district being known for its high silver grades. Previous reports noted that the official production records indicate that a total value of 500 million pesos, or approximately 500 million ounces of silver and silver equivalents, with a present day value of about US $3.25 billion, had been extracted from this mining district. This makes the Guanaceví district one of the top five silver mining districts in Mexico on the basis of past production.

The extent of historical exploration on the property is relatively unknown. Prior to management by Endeavour Silver, production was coming from three mines without the benefit of any systematic exploration drilling, geological mapping or mine planning.

Geology and Mineralization

The Guanaceví mineral deposits occur as an epithermal low sulphidation, quartz-carbonate, fracture-filling vein hosted by a structure that trends approximately N45°W and dips 55° southwest. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein itself has been traced for 5 km along the trend and averages approximately 3.0 m in width. High-grade mineralization in the system is not continuous, but occurs in steeply northwest-raking shoots up to 200 m in strike length. A second vein is located sub-parallel and subjacent (located in the footwall) to the Santa Cruz vein but is less continuous. The footwall vein is economically significant in the Porvenir Dos zone and in the northern portion of deep North Porvenir.

The Santa Cruz vein is a silver-rich structure with lesser amounts of gold, lead and zinc. Based on historic production, mineralization has averaged 500 grams per tonne (g/t) silver and 1 g/t gold over 3 m true width. The minerals encountered are argentite-acanthite with limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite, fluorite and quartz. The mineralization down to Level 6 in the Santa Cruz mine is mainly oxidized with a transition zone of oxides to sulphides occurring between Levels 6 to 8, although some sulphide ore was mined above Level 6. Mineralization exhibits evidence of episodic hydrothermal events which generated finely banded textures. High-grade mineralization in the district is commonly associated with multiple phases of banding and brecciation. In the Porvenir Dos area and in the deeper portion of North Porvenir, a footwall-hosted vein is associated with the Santa Cruz vein structure. In both areas, this footwall vein is either within Guanaceví Formation footwall rocks or is at the structural contact between the Guanaceví Formation and Lower Volcanic Sequence andesite. It is banded to brecciated quartz plus carbonate and contains local scatterings (< 1%) of sulphides (pyrite>sphalerite >galena>chalcopyrite) and rare pods (< 50 cm) of sulphides.

Endeavour Silver Corp.

Exploration

Exploration data for the Guanaceví Mines project are kept on file at both the project geological/engineering and exploration offices. The data are also on file at Endeavour’s exploration administration office, currently located in the city of Durango, Mexico. The data handling system includes a Microsoft Excel database, ACAD drafting software and Maptek’s Vulcan deposit modelling software.

During 2010, Endeavour Silver spent US $3,930,487 (including property holding costs) on exploration activities on Porvenir Cuatro, San Pedro and La Brisa.

On the whole, exploration results in all the areas investigated were encouraging. Follow-up work is planned for 2011.

Resource and reserve Estimation

Operations Division

For the December 31, 2010 reserve and resource estimates, two different methodologies have been employed by the Operations Division for the Guanaceví Mines project.

The two methodologies used, and the mineralized areas to which they have been applied are:

  Block modelling for Santa Cruz.

  A separate methodology for Porvenir North, Porvenir Dos, Porvenir Cuatro and Alex Breccia as described below.

For the Porvenir North, Porvenir Dos, Porvenir Cuatro and Alex Breccia mines, the resource and reserve estimates were completed in a 2-D horizontal plane. The model was then rotated back to 3-D. Drill holes and composites were converted into point data with a single 3-D UTM coordinate. These data were rotated twice: first, a clockwise rotation was applied to align to the local grid and, second, the data were rotated to horizontal. These point data, particularly accumulation and thickness, were used for estimation. Compositing of the drill holes was done in an Excel spreadsheet to vein width. The composite grades and thicknesses were used in the modelling process. The footwall surface was then modelled to coincide with the footwall composite boundary. The modelled thickness was added to the footwall grid on a cell-by-cell basis to create the hanging wall surface. These two modelled surfaces were joined together to create a wireframe of the mineralized zone. Un-estimated blocks were given a vein thickness based on the average thickness of nearby cells.

Exploration Division

Due to the limited number of data/drill holes, Endeavour Silver’s Exploration Division has used the traditional polygonal approach for the estimation of the December 31, 2010 resources for most of the veins or deposits. The 2-D polygonal method is based on the use of a longitudinal section to estimate the mineral resources for the Noche Buena, Buena Fé, Epsilon-Soto, La Blanca-Mi Niña and Milache deposits in the San Pedro sub-district. Mineral resource blocks are defined by drawing a polygon around each drill intercept on a longitudinal section. Before a polygon is drawn, the intercept must be above the established cut-off grade and meet the 1.5 m minimum width criterion. A 25 m projection from the centroid of the drill intercept is then made for indicated resource blocks. When the continuity of mineralization is determined, an additional 25 m projection is made for inferred resources. Block volumes are estimated by drawing each block area on a longitudinal section and measuring this area using AutoCAD. The area of the block is then multiplied by the average horizontal width of the composited drill intercept to estimate the volume.

Endeavour Silver Corp.

Audited Reserve and Resource Figures

Micon has audited Endeavour Silver’s updated reserve and resource estimates for the period ending December 31, 2010. Following the audit, the accepted figures of the reserve estimate are presented in Table 1.1, while the accepted figures for Indicated and Inferred mineral resources are presented in Tables 1.2 and 1.3, respectively. Currently (i.e. as at December 31, 2010), there are no Measured resources. The mineral reserve figures reported here are in addition to the reported mineral resources

Table 1.1
December 31, 2010 Proven and Probable Mineral Reserve Estimate, Guanaceví Mines Project

Reserve Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Proven	466,000	313	0.64	353	4,689,000	9,600	5,283,000
Probable	816,000	237	0.40	262	6,218,000	10,000	6,866,000
Total Proven and Probable	1,282,000	265	0.49	295	10,907,000	20,000	12,149,000

Table 1.2
December 31, 2010 Indicated Mineral Resource Estimate, Guanaceví Mines Project

Resource Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Measured	---	---	---	---	---	---	---
Indicated	2,309,000	232	0.46	259	17,215,000	34,200	19,247,000
Total Measured and Indicated	2,309,000	232	0.46	259	17,215,000	34,200	19,247,000

Table 1.3
December 31, 2010 Inferred Mineral Resource Estimate, Guanaceví Mines Project

Resource Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Inferred	2,070,000	219	0.46	246	14,564,000	30,400	16,349,000
Total Inferred	2,070,000	219	0.46	246	14,564,000	30,400	16,349,000

In addition to these reserves and resources, Guanaceví has a stockpile as detailed in Table 1.4. Although the stockpile was inspected during Micon’s June, 2010 site visit, it was not subject to the Micon audit.

Table 1.4
December 31, 2010 Stockpile Reserves, GuanacevíMines Project

Resource Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Proven	110,000	313	0.50	338	1,107,000	1,800	1,215,000
Total Stockpile	110,000	313	0.50	338	1,107,000	1,800	1,215,000

Endeavour Silver Corp.

The process of mineral resource and reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material. The reserve and resource figures in Tables 1.1 through 1.4 have been rounded in most cases to reflect that the numbers are estimates. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Development and Operations

For the year ending December 31, 2010, silver production was 2,448,826 oz and gold production was 6,272 oz. Plant throughput for 2010 was 312,087 tonnes at an average grade of 323 g/t silver and 0.73 g/t gold. In 2010, mill recoveries averaged 75.5% for silver and 85.2% for gold.

For 2011, Endeavour Silver is forecasting to produce 2.616 million ounces of silver and 5,325 ounces of gold from the Guanaceví Mines project. Plant throughput for 2011 is forecast at 353,000 t at an estimated average grade of 304 g/t silver and 0.53 g/t gold. Recoveries are forecast to average 78% and 82% for silver and gold, respectively. Plant throughput is based on production from the Porvenir North mine, Porvenir Dos mine and third party ore bought from local miners.

Endeavour Silver mine management is currently working on projects to access the deeper portions of already developed ore zones, as well as opening up new mineralized zones.

Two ramps are currently being driven from the Porvenir mine, one into the deep part of the North Porvenir ore zone, where production has already begun, and the other into the deeper portion of the Santa Cruz mine ore zone. The first development headings in Santa Cruz were opened in mid to late 2010.

A ramp driven into Porvenir Dos in 2009 has been completed. Seven production levels were in operation in 2010. Endeavour Silver started a ramp into the Porvenir Cuatro zone in 2010. The development of the first two levels was complete at the end of 2010.

Endeavour Silver is continuing to seek additional improvements and to expand the mineral resources at it operations at the Guanaceví Mines project.

The Guanaceví Mines project produces doré silver bars. However, potentially economic base metals in new deposits currently under development (Alex Breccia and Santa Cruz) may be recovered from Endeavour Silver’s re-commissioned flotation circuit.

Interpretation and Conclusions

General Statement

Endeavour Silver’s Guanaceví Mines project has an extensive mining history and well known silver and gold bearing vein systems. The ongoing exploration programs have continued to demonstrate the potential for the discovery of additional resources and reserves as development and exploration at the mine continue.

In addition, since taking over the day-to-day operation of the mine, Endeavour Silver has continued to implement measures in a number of areas which have culminated in increased productivity and efficiency, leading to cost savings. Further improvements in implementing low cost mining techniques should allow mining to be expanded beyond the boundaries of previously mined areas and extend into new areas.

Endeavour Silver Corp.

The Audit Process

Micon’s audit of the reserves/resources for Endeavour Silver was carried out in two stages: (a) verification of data and associated in-house protocols and (b) analysis of data, its manipulation and results.

For verification of data and in-house protocols, Micon relied on the evidence gathered from the site visits, during which first-hand information was gathered on reserve/resource blocks, QA/QC protocols, level of geological/mineralization understanding, visual confirmation of mineralization in drill cores and underground exposures and resource/reserve database construction. With respect to the reserve/resource tonnages and grades, Micon’s audit focused on drilling/sampling density, choice and suitability of estimation methodology, reasonableness of estimates including accuracy of calculations/computations.

Reserve/Resource Audits

Following its review, Micon is satisfied that the geology/exploration teams at Guanaceví have acquired a good understanding of the geology and mineralization controls which have an important bearing on resource estimates and future exploration programs. Thus, the resource estimation process (in particular for new reserve/resource blocks) is well supported by a good geological/mineralization model. The acquisition of the Ballmark Core Orientation System has enhanced the abilities of Endeavour’s Silver’s exploration division in determining the geometry of the manto type deposits at Buena Fé and other structurally complex targets.

Endeavour Silver has a robust QA/QC system which is enhanced by the Century Systems Technology data management software. Based on its verification process, Micon is satisfied that the database used in the reserve/resource estimate is credible.

Micon has conducted an audit of the Endeavour Silver resource and reserve estimates for the period ending December 31, 2010 and considers these estimates to have been reasonably prepared and to conform to the current CIM standards and definitions for estimating resources and reserves as required under NI 43-101 regulations. Micon also considers that all the estimation techniques used by Endeavour Silver are appropriate and commensurate with the data levels. Accordingly, Micon accepts Endeavour Silver’s resource and reserve estimates as an appropriate basis for the ongoing mining operations at the Guanaceví Mines project. In Micon’s opinion, there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanaceví Mines project.

Future Potential

Micon believes that the land controlled by Endeavour Silver continues to be highly prospective both along strike and down dip of the existing mineralization and that further resources could be converted into reserves with additional exploration and development.

Endeavour Silver is in the position of being able to apply modern exploration concepts and technology to one of the major historical mining districts in Mexico which previously had experienced only limited exploration. Therefore, Micon believes that the property continues to hold the potential for the discovery of deposits of similar character and grade as those currently being exploited or mined in the past, either along the trend of the vein or at depth below the presently exploited areas.

In the case of the Guanaceví Mines project, although a number of mineralized areas have been exploited in the past, improvements in mining techniques have allowed mining to be expanded within the boundaries of previously mined areas and extended into new areas.

Endeavour Silver Corp.

Micon is satisfied that Endeavour Silver’s exploration and development objectives for the year ended December 31, 2010 have been met, as evidenced by the discovery of the Epsilon-Soto and La Blanca-Mi Nina deposits and a significant increase in resources/reserves in other areas. Micon believes that the program for further exploration on the Guanaceví Mines project proposed by Endeavour Silver is both warranted and justified as the potential for the continuing discovery of additional resources is good.

Recommendations

Exploration Programs

Endeavour Silver’s exploration programs are ongoing and exploration efficiencies appear to be improving progressively as new resources are being discovered.

In 2011, Endeavour Silver plans a follow-up exploration program focused on several of the new discoveries made in the San Pedro sub-district near Endeavour Silver's mining operation at Guanaceví and testing several new prospective targets within the district. The primary long-term goal of this program is to expand reserves and resources and to identify properties for potential acquisition in the Guanaceví district for future growth.

The 2011 exploration program is planned to include 10,000 m of core in 35 surface diamond drill holes to test mantos, stockworks and veins in the San Pedro area in the Guanaceví district. The manto style mineralization in the Buena Fé area (San Pedro) represents an area with considerable potential and could be prioritized in the 2011 drilling plans. The estimated cost of diamond drilling is approximately US $170/m.

Drilling proposed for the San Pedro area will mainly test high grade veins and mantos in the Epsilon-Soto vein and Santa Isabel areas. Mineralized zones are principally comprised of quartz, carbonate and adularia veins with sphalerite, galena and pyrite, hosted in Tertiary-age volcaniclastic andesite.

Given that (1) the known mineralization on the Santa Cruz vein extends some 4,500 m along strike, (2) the mineralized zones in the Deep Santa Cruz, Porvenir, Porvenir Dos and Alex Breccia areas are open at depth, and (3) the down-dip potential of the Deep Santa Cruz, Porvenir, Porvenir Dos and Alex Breccia areas does not appear to be constrained by the increase in base-metal to silver and gold ratios, Endeavour Silver could reasonably expect that further exploration may yield additional mineralized areas which could have a positive impact on the resources and possibly on the reserves as exploration and development continue at the Guanaceví Mines project. Micon believes that the program for further exploration on the Guanaceví Mines project proposed by Endeavour Silver is both warranted and justified as the potential for the continuing discovery of additional resources is good.

The proposed exploration program will focus on expanding the highest priority discovery areas in order to prepare them for an updated reserve/resource report at year-end 2011.

Table 1.5 summarizes the planned 2011 exploration budget for the Guanaceví Mines project.

Table 1.5
Guanaceví Exploration Priority Targets – 2011

Project Area	2011 Program			Budget US $
	Holes	Metres	Samples
Priority Target Areas
San Pedro Surface	35	10,000	4,675	1,780,700
Porvenir Mine Surface & Underground	15	5,000	1,500	791,000
Totals	50	15,000	6,175	2,571,700

Table provided by Endeavour Silver Corp.

Endeavour Silver Corp.

Further Recommendations

Micon makes the following additional recommendations to assist Endeavour Silver in its exploration and resource/reserve estimation processes:

1)	Micon recommends that future budgets should include modern-day technology sampling tools to improve the quality of the underground samples used for evaluation.

2)

Micon recommends that Endeavour Silver continues to develop an effective reconciliation plan for the Guanaceví Mines project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis of reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

3)	Micon recommends that, as further data are generated from mining, more detailed examination of the modelling parameters should be undertaken to develop better estimation protocols.

4)	Micon recommends that the new method of grade interpolation applied to Porvenir Dos and Porvenir Cuatro be stabilized by relating it to a linear method of estimation.

Guanajuato Mines Project, Guanajuato State, Mexico

The following summary of the Guanajuato Mines Project is extracted from the technical report titled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimates For the Guanajuato Mines Project Guanajuato State Mexico” prepared by William J. Lewis, BSc., P.Geo., Charley Murahwi, M.Sc., P.Geo, MAusIMM, and Robert J. Leader, P. Eng. of Micon International Limited, and dated March 15, 2011. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in this technical report is incorporated by reference into this AIF.

Endeavour Silver Corp. (Endeavour Silver) has retained Micon International Limited (Micon) to conduct an audit of the updated resource and reserve estimates for its Guanajuato Mines project, located near the city of Guanajuato in the State of Guanajuato, Mexico. This Technical Report constitutes an audit of the December 31, 2010 mineral resource and reserve estimate conducted on the property by Endeavour Silver. The audit was performed to ensure that the resources and reserves comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions referred to in Canadian National Instrument 43-101 (NI 43-101).

The previous December 31, 2009 resource and reserve estimate was the subject of a March, 2010, NI 43-101 Technical Report prepared by Micon. The current Micon audit incorporates the exploration data gathered since the publication of the March, 2010 report. The March, 2010 Technical Report was electronically posted on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA).

Property Description

The Guanajuato Mines project consists of three operating mines in two areas. Mina Cebada is located about 5 km north of the city of Guanajuato. The Bolañitos mine and the processing plant are situated approximately 5 km west of Cebada, and both properties are readily accessed by paved and gravel roads. The Golondrinas mine is 3.5 km to the southwest of Cebada. Endeavour Silver did not operate the Golondrinas mine during 2009 and 2010. The Bolañitos and Golondrinas mines are located near the town of La Luz, about 12 km to the northeast of Guanajuato.

Endeavour Silver Corp.

The State of Guanajuato is situated within the Central Plateau of Mexico in the Sierra de Guanajuato at elevations ranging from 2,000 to 2,600 m. From Guanajuato, the properties are accessible via a gravel road, with about a 15 minute drive to Mina Cebada and a 35 minute drive to the Bolañitos or Golondrinas mines. The gravel road is heavily eroded by the intense thunderstorms which occur in the area and it receives sporadic maintenance by a grader. The road is highly washboarded which keeps driving speeds to generally less than 50 km/h.

Most of the supplies and labour required for the exploration programs and mining operations are purchased in either the city of Guanajuato or Leon. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities. Power supply to the Guanajuato Mines project is provided by the national grid (Comisión Federal de Electricidad).

Ownership

Endeavour Silver advises that it holds the Guanajuato Mines project through its 100% owned Mexican subsidiary Mina Bolañitos S.A. de C.V.

In 2007, Endeavour Silver acquired the Guanajuato Mines project from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asuncion (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when Endeavour Silver assumed control. The Mina Asuncion is very close to the Mina Bolañitos and has recently been connected underground.

The Guanajuato Mines project consists of 17 properties which are not all contiguous and vary in size for a total of 2,314 hectares (ha). The project includes three operating silver (gold) mines (Bolañitos, Lucero and Cebada), several past-producing silver (gold) mines, and the 600 t/d Bolañitos processing plant.

The exploitation lease was held by Minas de la Luz and purchased by Endeavour Silver in conjunction with the asset purchase from Peñoles. Endeavour Silver previously reported that some licensing issues were inherited with the properties. These have now been resolved and the transfer of the water license and the explosive permit to Endeavour Silver’s Mina Bolañitos S.A. de C.V. has been completed as well.

The annual 2011 concession tax payment for the Guanajuato Mines property is approximately 524,504 Mexican pesos (pesos), which is equal to about US $43,347 at an exchange rate of 12.10 pesos to US $1.00 dollar. All concessions are subject to a bi-annual fee (i.e., twice per year) and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year. It should be noted that as of December 21, 2005 (by means of an amendment made on April 28, 2005 to the Mexican mining law), there is only one type of mineral concession in Mexico.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and a local ejido (Mesa Cuata) that provide surface access for exploration and exploitation purposes. The current cost of maintaining the surface access rights is 399,000 pesos per annum which is equivalent to approximately US $32,975.

History

The Guanajuato mining district is located at the southern end of what used to be the Chichimeca Empire which was colonized by Nuño de Guzmán in 1540.

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanajuato district but mining extends back to at least 1548 when the silver veins began to be exploited by the Spanish. Guanajuato was one of the premier mining districts of Nueva España (New Spain).

Endeavour Silver Corp.

Although the Spanish began mining as early as 1548 and worked the mines until 1700, it was not until after the latter date that they commenced to work them strongly, continuing to do so until 1810 with the start of the War of Independence.

During the war many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824 a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years. However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases, it took a couple of years to transport the equipment from England to the mines in Mexico.

Mining in Mexico became more prevalent again from the 1880s until the early 1900s when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico there were no Aztec records and, although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures. However, mining of the silver-gold veins has occurred for more than 450 years and is estimated to have produced more than 130 tonnes of gold and 30,000 tonnes of silver.

In 1906, Percy Martin noted in his book on the mines of Guanajuato that the principal or “mother vein has yielded the sum of one billion dollars as proven by the mint and government records. The Valenciana mine proved to be the greatest silver producer, with workings down to 2,400 feet on the incline and producing over $300 million dollars of silver or approximately 60 million British pounds”.

Geology and Mineralization

The mining district of Guanajuato is located on the southern and eastern flanks of the Sierra Madre Occidental geological province, a north-northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. The project area is located in the southern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The Guanajuato district is located on the northeast side of this structure where the typical primary bedding textures dip 10° to 20° to the north-northeast.

The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement and overlying Cenozoic units. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of rocks of marine origin, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Conglomerado Rojo de Guanajuato, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographical zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus. The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

Randall et al (1994) originally proposed a caldera structure for the Guanajuato mining district, siting the presence of a megabreccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, megabreccia and topographic rim, all contribute evidence to support this hypothesis.

Endeavour Silver Corp.

Subsequent normal faulting combined with hydrothermal activity around 27 Ma resulted in many of the silver-gold deposits found in the district. There are four principal orientations of normal faults: northwest, north-south, east-west and northeast but the economic mineralization is generally related to the north and northwesterly trending structures. Within the Guanajuato mining district there are three major mineralized fault systems, the La Luz, Sierra and the Veta Madre systems. Veta Madre is a north-northwest trending fault system and the largest at 25 km long.

Most of the production has been extracted from three principal vein systems on normal faults, the La Luz, Veta Madre and La Sierra. Economic concentrations of precious metals are present in isolated packets (known as bonanzas, or “spikes”) distributed vertically and laterally between non-mineralized segments of the veins. There is a vertical mineralogical zonation within these veins. The upper-levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite. The Veta Madre has been the most productive vein and it is by far the most continuous, having been traced on the surface for approximately 20 km. The vein dips from 35° to 55º to the southwest and it has measured displacements of around 1,200 m near the Las Torres mine and 1,700 m near La Valenciana mine. Most of the other productive veins in the district strike parallel to the Veta Madre.

In addition to the epithermal veins near Guanajuato, small deposits of stratabound massive sulphides have been reported in the Mesozoic volcano-sedimentary association (Los Mexicanos). Similarly, there is gold mineralization in the Comanja granite, and in its contact aureole small tungsten deposits have been found. In the Tertiary volcanic rocks, principally in the topaz rhyolites, there are small tin prospects.

Exploration

In 2010 Endeavour Silver spent US $2,694,577 (excluding property holding costs) on exploration activities on the Guanajuato Mines project. The bulk of this amount was devoted to diamond drilling involving 67 surface holes totalling 21,201 m in the Bolañitos and Cebada areas, plus the associated sampling, as shown in Table 1.1.

Table 1.1
Guanajuato Mines Project Surface Exploration Drilling Activities in 2010

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Bolañitos (core)	61	17,970.10	4,866
Cebada	6	3,230.65	700
Total	67	21,200.75	5,566

Table provided by Endeavour Silver Corp.

Endeavour Silver Corp.

Other 2010 exploration activities included surface mapping, rock and soil geochemical sampling. The areas mapped and sampled are the Bolañitos North area and the Belén properties which are off the main trends of the Veta Madre and La Luz vein systems. Rock chip samples on the Bolañitos vein returned significant assays of up to 103 g/t Ag and 4.25 g/t Au. Rock chip samples on the Belén property returned significant assays of up to 153 g/t Ag and 1.67 g/t Au. Evidently, new targets for diamond drilling were generated.

The 2011 exploration program is planned to include 20,920 m of core in more than 60 surface and underground diamond drill holes to target vein discoveries and new prospective areas in the Bolañitos, La Luz and Cebada areas of the Guanajuato district. Endeavour Silver is budgeting to spend US $3,316,400, mainly on surface diamond drilling, in an effort to continue to expand the resource base through both exploration and development on its properties during 2011. The estimated cost of diamond drilling is US $160/m. The underground program will focus on expanding the resources and reserves at the Cebada mine, as well as continuing to explore for new sources of mineralization within the property.

Table 1.2 summarizes the planned 2011 surface and underground exploration budgets for the Guanajuato Mines project.

Table 1.2
Summary of the Total 2011 Expenditures for the Guanajuato Mines Project Exploration Programs

Project Area	2011 Exploration Programs			Budget (US $)
	Drill Holes	Metres	Samples
Lucero-Karina-La Joya	12	3,500	1,900	633,700
Belén	13	3,500	1,400	619,000
Bolañitos North	5	1,500	1,200	296,000
La Luz – Asuncion	10	3,000	1,200	523,500
Soledad	5	1,500	500	249,000
Golondrinas South	5	1,500	1,500	315,000
Cebada Mine Exploration	12	6,420	1,200	680,200
Total	62	20,920	8,900	3,316,400

Table provided by Endeavour Silver Corp.

Resource and reserve estimation

Prior to this report, three previous resource and reserve estimates for the Guanajuato Mines project were reported by Endeavour Silver. All of these previous mineral resource and reserve estimates were contained in Technical Reports filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

The first Technical Report was issued by SRK Consulting (SRK). This Technical Report was entitled “NI 43-101 Technical Report for the Guanajuato Mines Project, Guanajuato State, Mexico” and dated March, 2008.

The second and third Technical Reports were issued by Micon. The reports were entitled “NI 43-101 Technical Report, Audit of the Resource and Reserve Estimate for the Guanajuato Mines Project, Guanajuato State, Mexico” dated March 18, 2009 and March 15, 2010.

The December 31, 2010 mineral resource estimates from Endeavour Silver’s Exploration Division, discussed in this present report, used the following parameters:

  Cut-off grade for indicated and inferred resources is 100 g/t silver equivalent.

Endeavour Silver Corp.

  Silver equivalents in the resource tables were estimated using a 50:1 ratio based on prices of US $24/oz silver and US $1,200/oz gold with no base metal credits.

The December 31, 2010 mineral reserve estimates from Endeavour Silver’s Operations Division (i.e. mines) used the following parameters:

  Cut-off grade for proven and probable reserves is 102 g/t silver.

  Silver equivalents in the reserve tables were estimated using a 62:1 ratio based on 3 year trailing average prices of gold and silver. No base metal credits were used.

The mineral resources are exclusive of the mineral reserves. The summary of the resource and reserve estimates, as contained in Tables 1.3, 1.4 and 1.5, is effective December 31, 2010.

Table 1.3
December 31, 2010, Proven and Probable Mineral Reserve Estimate, Guanajuato Mines Project

Reserve Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Proven	141,000	189	2.50	344	856,000	11,300	1,557,000
Probable	100,000	158	2.20	295	508,000	7,100	946,000
Total Proven & Probable	241,000	176	2.37	324	1,364,000	18,400	2,503,000

Table 1.4
December 31, 2010, Indicated Mineral Resource Estimate, Guanajuato Mines Project

Resource Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Measured	---	---	---	---	---	---	---
Indicated	1,443,000	163	2.18	283	7,554,000	101,100	13,138,000
Total Measured and Indicated	1,443,000	163	2.18	283	7,554,000	101,100	13,138,000

Table 1.5
December 31, 2010, Inferred Mineral Resource Estimate, Guanajuato Mines Project

Resource Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver Equivalent (g/t)	Silver (oz)	Gold (oz)	Silver Equivalent (oz)
Inferred	1,475,000	155	2.11	270	7,345,000	100,000	12,787,000
Total Inferred	1,475,000	155	2.11	270	7,345,000	100,000	12,787,000

The process of mineral resource and reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material. The final reserve and resource figures in Tables 1.1 through 1.3 have been rounded, in part, to provide a mineral resource and reserve statement which implies an appropriate level of accuracy, in order to reflect that the numbers are estimates.

Micon has conducted an audit of the Endeavour Silver resource and reserve estimates for the period ending December 31, 2010 and considers these estimates to have been reasonably prepared and to conform to the current CIM standards and definitions for estimating reserves and resources as required under NI 43-101 regulations. Accordingly, Micon accepts Endeavour Silver’s resource and reserve estimate as an appropriate basis for the ongoing mining operations at the Guanajuato Mines project. In Micon’s opinion, there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Guanajuato Mines project.

Endeavour Silver Corp.

Micon believes that the land controlled by Endeavour Silver is highly prospective both along strike and down dip of the known mineralization and that further resources could be converted into reserves with additional exploration and development. According to historical production, the Guanajuato mining district has the potential to be a significant silver producing district in Mexico once again.

Development and Operations

In 2006, before Endeavour Silver took control, the previous operator Minas de la Luz produced 255,766 oz silver and 3,349 oz gold from 76,532 tonnes of ore grading 128 g/t silver and 1.62 g/t gold from the Bolañitos, Cebada and Golondrinas mines. The Bolañitos plant operated at about 43% of its capacity. Endeavour Silver has made a number of improvements and efficiencies which have increased the throughput of the plant.

In 2010, the Bolañitos plant produced 943,423 oz silver and 12,914 oz gold from 194,923 t ore grading 177 g/t silver and 2.40 g/t gold. Silver and gold recoveries averaged 85.5 and 86.0%, respectively. Recent production statistics (2006 to 2010) are summarized in Table 1.6.

Table 1.6
Production Statistics for the Guanajuato Mines Project

Operator	Year	Tonnes	Grade (g/t)		Production (ounces)
			Gold	Silver	Gold	Silver
Minas de la Luz	2006	76,532	1.62	128	3,349	255,766
	2007	------	----	----	-----	------
Endeavour Silver	2007	58,077	1.50	136	2,152	195,696
	2008	100,312	1.35	170	3,660	465,867
	2009	154,196	2.13	188	8,775	784,974
	2010	194,923	2.40	177	12,914	943,423
Total		584,040	1.64	141	30,850	2,645,726

Table provided by Endeavour Silver Corp.

Endeavour Silver is continuing to seek additional improvements and expand the mineral resources at its operations at the Guanajuato Mines project.

The Guanajuato Mines project produces a concentrate which it ships to Endeavour Silver’s Guanaceví Mines project in Durango for refining into doré silver-gold bars.

Conclusions and Recommendations

Micon has reviewed Endeavour Silver’s proposal for further exploration on its Guanajuato Mines property and recommends that Endeavour Silver conducts the exploration program as proposed, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

Endeavour Silver Corp.

Through its acquisition of the Guanajuato Mines project, Endeavour Silver has acquired an operating project in one of the major silver producing districts in Mexico. Micon has reviewed Endeavour Silver’s proposal for further exploration and has conducted its third audit of the resource and reserve estimates for the project. Micon has accepted the estimates as appropriate. Micon makes the following additional recommendations to assist Endeavour Silver in its exploration and resource and reserve estimation processes:

1)

Micon recommends that Endeavour Silver continues to develop a reconciliation plan for the Guanajuato Mines project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis for reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

2)

Micon recommends that Endeavour Silver continues to have its on-site laboratory participate in a proficiency program of round-robin laboratory testing such as the one run by CanMet. This will continue to assist the on-site laboratory in assessing its performance for one or more analytical methods independently of internal quality control. Coupled with this program, a total of between 5% and 10% of the samples submitted to the on-site assay laboratory should continue to be sent out to a secondary accredited laboratory.

3)

Micon recommends that the computerization programs planned for Guanajuato should be speeded up to achieve better efficiency and enable Endeavour Silver to standardize practices at all of its operations.

4)

Micon recommends that Endeavour Silver continues sending out representative samples of the various mineralized zones encountered in the drilling for bulk density determinations and that this information is used in conducting future resource and reserve estimates on the Guanajuato Mines project. At the same time representative samples of the mineralized material from the various zones could be sent out for metallurgical and mineralogical testwork.

5)

Micon recommends that Endeavour Silver completes its conversion of the existing paper database. As further data are generated from the mining, more detailed examination of the block modelling parameters should be done to develop better estimation protocols. This would help in both future exploration and in infill drilling.

6)

Micon recommends that future budgets for the operations should include modern-day technology sampling tools to improve the quality of the samples used for evaluation and thereby achieve a more accurate base for reconciliation with the mill output.

7)

Micon recommends that Endeavour Silver continues to nurture its talented Exploration Division and to equip it with a broader range of skills to ensure growth through the continuous generation of resources.

Given the amount of historical mining conducted on the Guanajuato Mines project, the extent of the remaining mineralization within the known mining areas, and the lack of a modern comprehensive exploration program covering the entire property in the past, the property has the potential to host further zones of silver and gold mineralization, similar in character and grade to those exploited in the past, outside the present resource and reserve base.

Parral Project (El Cometa Property), Chihuahua State, Mexico

The following summary of the Parral Project is extracted from the technical report titled “NI 43-101 Technical Report Audit of the Mineral Resource Estimate for the Parral Project (El Cometa Property), Chihuahua State, Mexico” prepared by William J. Lewis, BSc., P.Geo., Charley Z. Murahwi, M.Sc., P.Geo, MAusIMM and Dibya Kanti Mukhopadhyay, M.Sc, MAusIMM, of Micon International Limited, and dated December 15, 2010 (the “Parral Project Report”). The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure contained in this technical report is incorporated by reference into this AIF.

Endeavour Silver Corp.

Micon International Limited (Micon) has been retained to provide an independent audit of the October, 2010, mineral resource estimate for the Parral Project located in the State of Chihuahua, Mexico and owned by Endeavour Silver Corp. (Endeavour Silver). This Technical Report is an update of the Micon’s previous Technical Report dated March 15, 2010, which constituted an audit of Endeavour Silver’s December 31, 2008, in-house mineral resource estimate conducted on the El Cometa property. The March, 2010, Technical Report was posted on the System for Electronic Document Analysis and Retrieval (SEDAR).

The Parral Project Report constitutes an audit of the October 27, 2010, mineral resource estimate conducted on the Parral Project by Endeavour Silver. Endeavour Silver’s mineral resource estimate is an in-house estimate based on further exploration conducted in 2009 and 2010. Micon’s audit was performed to ensure that the resource estimate complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required by Canadian National Instrument 43-101 (NI 43-101).

The term “El Cometa property” refers to the El Cometa concession and “San Juanico property” refers to the Ampliacion de San Juanico, Dolores and El Jazmin concessions. These are the concessions on which Endeavour Silver conducted its exploration programs and resource estimates in 2007/2008 and 2010, respectively. The term “Parral Project” refers to the entire land package acquired or held by Endeavour Silver in the Parral area.

The Parral Project Report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

Property Description

The El Cometa property consists of one roughly 19.6 hectare (ha) mineral concession and the San Juanico property consists of three mineral concessions totaling 17.1 hectares. The mineral concessions are bisected by a southwest trending highway that serves as access for the small mining city of Santa Barbara, about 20 km distant. The southern and eastern portions of the El Cometa property are beneath a residential district and surface access is restricted in those areas. The northern half of the Parral Project and the area to the west underneath which the vein dips are open ground.

The Parral Project is registered in the municipality of Hidalgo del Parral (Parral), a city of approximately 100,000 inhabitants in the southern portion of the State of Chihuahua, Mexico. The Parral Project concessions are approximately 4 km from the centre of Parral. The site is within the mining district of Parral, a roughly 10 km by 10 km area north and west of Parral. The mining district is further subdivided into sub-districts; Endeavour Silver’s Parral Project is part of the Nueva Minas sub-district, named for a small town built in 1645 around a thriving silver mining industry exploiting the Veta Colorada.

Ownership

Endeavour Silver acquired the El Cometa property in 2006 and it is part of the Parral exploration project. Endeavour Silver carried out three phases of surface exploration drilling from 2006 through 2008 on the Cometa property.

The El Cometa concession was held under a mining option agreement (Contrato de Explotacion y Opcion Minera) by Minera Plata Adelante, S.A. de C.V. (Minera Plata), a wholly-owned subsidiary of Endeavour Silver. The option agreement was signed on August 7, 2006. In August, 2009, Minera Plata exercised its purchase option by making the final option payment. Minera Plata currently holds a 100% undivided interest in the El Cometa concession.

Endeavour Silver Corp.

On August 14, 2009, Endeavour Silver acquired an option to purchase the San Juanico property, located adjacent to the El Cometa concession.

The San Juanico mine property includes the Ampliacion de San Juanico, Dolores and El Jazmin concessions and covers an area of 17.1157 ha. These concessions straddle approximately 800 m of the mineralized San Juanico-Cometa vein structure to the north of and adjoining the El Cometa property.

Endeavour Silver can acquire a 100% interest in the San Juanico property by paying a total of US $130,000 in four installments over 18 months and a final payment 24 months after signing the option agreement. The final payment amount ranges from a minimum of US $300,000 to a maximum of US $1.9 million and is dependent upon the silver equivalent metal content of a NI 43-101 compliant mineral reserve and mineral resource estimate (excluding inferred resources). Only gold and silver grades will be used to calculate the silver equivalent based on the ratio of silver and gold prices.

Endeavour Silver has also entered into a joint venture agreement with the current owner of San Juanico to share in the development of and production from the properties during the 24-month option period. Endeavour Silver’s subsidiary Minera Plata has advanced the owner US $150,000 as a loan to rent or purchase mining equipment and supplies sufficient to redevelop the San Juanico mine back into small scale production. The loan is secured by a first mortgage on the San Juanico property. The parties shall participate in the profits and losses resulting from the operations that constitute the joint venture agreement on a 50:50 basis.

At present, the Parral Project consists of 4 mineral concessions. The mineral concessions vary in size and are nearly contiguous, with a total property area of 36.6693 ha. The annual 2011 concession tax for the Parral Project properties is estimated to be approximately 5,662 Mexican pesos (pesos), which is equal to about US $457 at an exchange rate of 12.40 pesos to US $1.00 dollar.

History

The city of Parral was established in 1600 with the first records in the archives dating to 1612. The first official register of mines, in the year 1632, is a volume of 485 pages.

In 1820, a commission was appointed to report on the condition of the mining region of Parral. The object of the inquiry was to provide information to support a project to reopen some of the mines which, two centuries previously, had produced a large amount of silver. While the plan failed, a large amount of historical information was obtained.

The principal mines in the Villa del Parral in 1820 were those in the hills nearest the villa. It was noted that, although the mines were rich, they were abandoned when the water table was reached due to the lack of proper equipment to pump the water and sink the shafts to the required depths.

Transportation was another problem for the Parral mining district and, prior to the advent of the railroad, ores were hauled by wagon to Jimenez and shipped from there to Socorro, New Mexico, El Paso, Texas or Mapimi, for treatment. In 1880, the Mexican Central line reached the state and in 1898 the Parral branch of the Mexican Central was completed, with branch lines built to service other mining camps and timber belts. However, with the exception of a few rich mining camps, the more mountainous districts of Chihuahua were not revived until the building of the Chihuahua and Pacific Railway, which was completed to Miñaca in 1900.

In 1905 and afterwards a number of smelters were built in the State of Chihuahua which reduced the high freight rates and smelting charges, making the mines more economic.

Endeavour Silver Corp.

Records of the pre-1929 production are sporadic, although it is estimated that a few hundred million ounces of silver were produced during this period.

The district-wide production between 1929 and 1990 is reported to have been 24 Mt at an average grade of 200 g/t silver. If correct, this period would have produced approximately 150 million ounces (Moz) of silver.

Two large polymetallic mines continue to operate at the south end of the district, the Santa Barbara mine (6,000 t/d) owned by the Grupo Mexico and the San Francisco mine (3,000 t/d) owned by the Grupo Frisco. A number of smaller mines are being exploited in the area surrounding the El Cometa property.

Geology and Mineralization

The Parral mining district is in the heart of the Mexican silver belt. The geology of this belt is characterized by two volcanic sequences of Tertiary age, discordantly overlying deeply eroded Mesozoic sediments and older metamorphic rocks. The physiography of the belt resembles the basin and range area in the western United States, with wide, flat valleys and narrow, relatively low mountain ranges and hills.

The precious metal-bearing fissure vein type of mineral deposit is the most widespread and economically important type of deposit found in the belt. The belt has been recognized as a significant metallogenic province which has reportedly produced more silver than any other equivalent area in the world.

The Parral mining district is underlain by three packages of rocks, ranging from Cretaceous to Tertiary. The oldest is the Parral Formation, a deformed series of low-metamorphic grade marine sediments, intruded by hypabyssal andesites which are overlain by a Tertiary volcanic sequence named the Escobedo Volcanic group. It is likely that the hypabyssal intrusions are co-genetic with Escobedo Volcanics. Elsewhere in the Parral district, a quartz monzonite pluton intrudes the Parral Formation, but this has not been observed on the El Cometa concession.

Exploration

Drilling commenced at the El Cometa property in December, 2006, after Endeavour Silver completed a survey of the old mine infrastructure, buildings and roads on the mineral concession. By the end of 2007, a total of 27 diamond drill holes had been completed for a total of 9,335.83 m. Endeavour Silver spent US $1,178,494 on exploration activities during the 2006 and 2007 work seasons.

The mineralization intersected by Endeavour Silver’s 2006 to 2007 drilling program on the El Cometa property is between 120 m and 430 m below surface over a 400 m strike length.

In 2008, Endeavour Silver conducted a limited surface diamond drilling program on the El Cometa property. The purpose of this program was to tighten up the drill spacing to approximately 40 m centres in a portion of the El Cometa deposit, to permit preliminary mine planning and economic analysis. All of these in-fill holes intersected polymetallic mineralization and helped to further define the El Cometa vein system. Six holes totaling 1,800.20 m were completed in 2008, bringing the total to 33 holes and 11,136.03 m drilled by Endeavour Silver on the El Cometa property.

No exploration drilling was conducted on the property in 2009.

The San Juanico drilling program commenced in March, 2010, and was completed in July, 2010. The objective was to extend the resources on the El Cometa property onto the San Juanico property. Endeavour Silver believed that, if the current resources could be doubled, these properties could have sufficient critical mass to conduct a preliminary economic assessment. The El Cometa and San Juanico properties have excellent access and infrastructure, being located on the outskirts of the city of Parral, and less than 2 km from the government processing plant.

Endeavour Silver commenced a Phase 1 exploration drilling program at San Juanico in the first quarter of 2010. A total of 9,000 m of drilling was planned at an estimated cost of US $1,543,500.

Endeavour Silver Corp.

Resource Estimation for the Parral project

The last mineral resource estimate conducted on the property was Endeavour Silver’s December 31, 2008, estimate which was audited by Micon with the results disclosed in a March, 2010, Technical Report. Subsequent to the December, 2008, estimate Endeavour Silver conducted work on the Parral Project in 2010. As a result of the most recent exploration program, Endeavour Silver prepared a new mineral resource estimate for the Parral Project. The new mineral resource estimate has been audited by Micon and has an effective date of October 27, 2010.

The Parral Project mineralization is polymetallic and, for this reason, each sampled intersection was assigned a value based on the estimated net smelter return (NSR). The economic assumptions used to calculate the NSR are summarized in Table 1.1. Metal prices were based on the budget numbers for gold and silver that Endeavour used for 2010 and the London lead and zinc prices in July, 2010. The metallurgical recovery is based on the metallurgical testwork described in Section 16. Endeavour Silver plans to produce zinc and lead concentrates for sale to a Mexican smelter, if the property is brought to production.

Table 1.1	Net Smelter Return (NSR) Cut-off Parameters for the Parral Project

Description	Parameter
Gold Price	US $1,000 per oz
Silver Price	US $16 per oz
Lead Price	US $0.65 per lb
Zinc Price	US $0.65 per lb
Gold Recovery (Overall)	75%
Silver Recovery (Overall)	71%
Lead Recovery (Overall)	80%
Zinc Recovery (Overall)	74%
Smelter Terms	Based on generic contract

The cut-off NSR value for reporting mineral resources was based on a review of operating costs at existing Endeavour Silver operations. The review indicated that a total operating cost of approximately US $55/t, and a direct operating cost of approximately US $40/t, can be expected for Endeavour Silver’s Parral Project.

The mineral resource estimate for the Parral Project is summarized in Table 1.2.

Table 1.2
Summary of the Parral Project Mineral Resource Estimate as of October 27, 2010 (NSR Cut-off US $40/t)

Resource Category	Thousand Tonnes	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	NSR/Tonne ($US)
Indicated	1,631.0	49.39	0.90	0.15	2.87	2.86	75.38
Inferred	1,302.9	63.47	0.88	0.20	2.55	2.28	73.77

The mineral resource estimate has been reviewed and audited by Micon. It is Micon’s opinion that the October 27, 2010, mineral resource estimate has been prepared in accordance with the CIM standards and definitions for mineral resource estimates and that Endeavour Silver can use the mineral resource estimate as a basis for further exploration and economic evaluation of the Parral Project.

Micon believes that currently no environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist which would adversely affect the mineral resources estimated above.

However, mineral resources that are not mineral reserves do not have demonstrated economic viability. There are currently no mineral reserves on the Parral Project.

Endeavour Silver Corp.

Development and Operations

The El Cometa property has been partially exploited from small-scale underground workings historically, but no surface or underground sampling information is available and there appears to have been no drilling conducted on the property prior to Endeavour Silver’s 2006 to 2007 program.

Two small mine shafts, San Juanico and Dolores, had a history of small-scale production down to a depth of 100 m and 150 m, respectively, with the upper mine levels until recently producing approximately 25 t/d of silver-rich lead-zinc-gold ore for processing at the nearby 500 t/d flotation plant owned by the Mexican government.

Prior to drilling in 2010, Endeavour Silver believed that the resource potential of the San Juanico property was substantial because the historic and recently producing mineralized veins on the San Juanico property appear to be simple extensions of the mineralized veins drilled on the adjacent El Cometa property. As was the case with El Cometa prior to its acquisition by Endeavour Silver, the mineralized veins at San Juanico had never been explored by drilling. The best model for the San Juanico-El Cometa mineralized vein system may be the La Esmeralda mine located only 2 km south of El Cometa along the same Esmeralda vein system.

Conclusions and Recommendations

Micon has reviewed Endeavour Silver’s initial QA/QC protocols and generally agrees with them. It should be noted that, during the 2008 drilling program, standards were not immediately available and therefore were not inserted into the sample stream of the earlier drill holes. It is understood that Endeavour Silver undertook check analyses of the earlier samples prior to the current resource estimate.

Through acquiring the El Cometa and San Juanico properties, Endeavour Silver is in the position of having acquired properties in a historical mining district in Mexico that has not been subjected fully to modern exploration concepts and technology. The properties hold the potential for the discovery of mineralized deposits of similar character and grade as those exploited in the district in the past.

The Parral Project should be considered as a mid-stage exploration project upon which Endeavour Silver has begun to conduct further exploration and drilling in order to gain a better understanding of the nature and extent of the mineralization located on both the El Cometa and San Juanico properties, as well as on adjacent properties.

The El Cometa and San Juanico properties have excellent access and infrastructure, being located on the outskirts of the city of Parral, and less than 2 km from the government processing plant. However, based on the results obtained from the 2010 drilling program, Endeavour Silver has decided to defer any further work on the Parral Project for the time being pending a further review of the project. Since Endeavour Silver is putting the Parral Project on hold pending a review, the only money budgeted for 2011 is the holding cost for the property plus any obligations as per its agreements with the vendors (Phase 1). However, Endeavour Silver may decide to conduct further work (Phase 2) comprised of a bulk sample, further metallurgical testing and a preliminary economic assessment. If Endeavour Silver decides to conduct further work, it has budgeted approximately US $500,000 to cover the Phase 2 program. Endeavour Silver’s budget to hold the Parral Project and fulfill any obligations and to conduct the Phase 2 program if it proceeds, is summarized in Table 1.3.

Endeavour Silver Corp.

Table 1.3	Parral Property – Exploration Budget for 2011

Phase	Activity Description (units)	Units	Unit Cost (US $)	Total Cost (US $)
Phase 1	Consultants (days)	5	1,200	6,000
	Taxes and fees			1,000
	San Juanico option payment (February, 2011)	1	30,000	30,000
	Miscellaneous expenses			3,000
	Total			40,000
Phase 2	Bulk sample			100,000
	Metallurgical testing			200,000
	Preliminary assessment study			200,000
	Total			500,000
Phase 1 and Phase 2	Total (Both Phases)			540,000

Table supplied by Endeavour Silver Corp.

Micon recommends that Endeavour Silver conducts its review (Phase 1) as proposed, prior to determining whether or not to commit additional funds to exploration of the Parrel Project.

Micon agrees with the general direction of Endeavour Silver’s programs for the properties and recommends that desktop studies be conducted over the greater Parral region in search of opportunities to expand the land holding and resources. After auditing the geological models and mineral resource estimates generated by Endeavour Silver, Micon finds the methodology to be acceptable for use on the Parral Project and makes the following recommendations for improvements to be applied to future estimates:

1.	Validating the resource estimate by an alternative method of estimation will give greater confidence in the resource figures.

2.	Detailed geological modeling will result in improved variography and a better definition of the mineralization domains.

Endeavour Silver Corp.

ITEM 5:	DIVIDENDS

5.1	Dividends

The Company has not declared any dividends during the past three fiscal years ended December 31, 2010. The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

ITEM 6:	DESCRIPTION OF CAPITAL STRUCTURE

6.1	General Description of Capital Structure

The Company’s authorized share capital is comprised of an unlimited number of common shares without par value.

The following table provides a summary concerning the Company’s share capital as of December 31, 2010:

December 31, 2010
Authorized share capital	Unlimited number of common shares without par value
Number of shares issued and outstanding	80,720,420 common shares without par value

As at March 15, 2011, the Company has 81,657,937 common shares issued and outstanding.

All common shares of the Company rank equally as to dividends, voting rights and participation in assets and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments.

6.2	Constraints

To the best of its knowledge, the Company is not aware of any constraints imposed on the ownership of its securities to ensure that the Company has a required level of Canadian ownership.

6.3	Ratings

To the best of its knowledge, the Company is not aware of any ratings, including provisional ratings, from rating organizations for the Company’s securities that are outstanding and continue in effect.

ITEM 7:	MARKET FOR SECURITIES

7.1	Trading Price and Volume

The Company’s common shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “EDR” and since March 14, 2011 on the New York Stock Exchange (“NYSE”) under the symbol “EXK”. Prior to March 14, 2011, the Company’s common shares were listed on the NYSE Amex.

The price ranges for the Company’s common shares in Canadian dollars and volume traded on the TSX for the most recently completed fiscal year ended December 31, 2010 and the months of January and February 2011 are set out below:

Endeavour Silver Corp.

Date	Open	High	Low	Close	Volume Traded
Feb-11	6.30	7.49	6.22	7.14	4,790,939
Jan-11	7.18	7.19	5.40	6.19	6,159,096
Dec-10	6.45	7.63	6.36	7.30	8,400,732
Nov-10	4.95	7.14	4.70	6.38	13,333,133
Oct-10	4.16	5.10	4.13	4.94	3,868,180
Sep-10	3.89	4.40	3.77	4.17	3,771,294
Aug-10	3.38	3.88	3.29	6.87	1,702,999
Jul-10	3.37	3.73	3.20	3.40	1,498,128
Jun-10	3.71	3.93	3.45	3.63	1,987,300
May-10	4.00	4.34	3.35	3.69	4,574,999
Apr-10	3.30	4.07	3.29	3.97	3,184,668
Mar-10	3.53	3.90	3.15	3.23	3,570,781
Feb-10	3.31	3.90	3.05	3.45	3,059,000
Jan-10	3.96	4.57	3.32	3.35	3,934,300

The price ranges for the Company’s common shares in US$ and volume traded on the NYSE Amex for the most recently completed fiscal year ended December 31, 2010 and the months of January and February 2011 are set out below:

Date	Open	High	Low	Close	Volume Traded
Feb-11	6.34	7.60	6.23	7.41	27,711,000
Jan-11	7.47	7.69	5.40	6.17	31,779,000
Dec-10	6.37	7.61	6.22	7.34	41,500,000
Nov-10	4.88	7.16	4.63	6.21	42,115,000
Oct-10	4.09	5.10	4.09	4.89	21,117,000
Sep-10	3.65	4.23	3.63	4.03	13,743,000
Aug-10	3.33	3.60	3.16	3.60	6,981,000
Jul-10	3.34	3.57	3.09	3.32	5,958,000
Jun-10	3.51	3.68	3.29	3.38	8,256,000
May-10	3.93	4.13	3.42	3.57	18,492,000
Apr-10	3.25	3.91	3.26	3.91	12,084,000
Mar-10	3.28	3.71	3.15	3.21	11,149,000
Feb-10	3.23	3.59	3.10	3.28	11,266,000
Jan-10	3.89	4.28	3.15	3.15	13,136,000

The Company also has 2,941,150 common share purchase warrants that are listed for trading on the TSX under the symbol “EDR.WT”. These common share purchase warrants were issued under a prospectus offering completed on October 7, 2009 and have an exercise price of CDN$3.60 per share and expire on October 7, 2011. As of March 15, 2011 2,839,650 of these share purchase warrants remain outstanding.

The price ranges for the above-mentioned common share purchase warrants in Canadian dollars and volume traded on the TSX for the most recently completed fiscal year ended December 31, 2010 and the months of January and February 2011 are set out below:

Endeavour Silver Corp.

Date	Open	High	Low	Close	Volume Traded
Feb-11	2.90	4.00	2.64	3.60	339,859
Jan-11	3.56	3.56	1.97	2.66	451,155
Dec-10	3.34	4.10	3.06	3.75	646,433
Nov-10	1.73	4.45	1.67	3.18	526,120
Oct-10	1.39	1.79	1.31	1.70	214,608
Sep-10	1.08	1.48	1.05	1.34	155,150
Aug-10	0.88	0.97	0.66	0.97	92,250
Jul-10	0.95	0.95	0.79	0.88	51,300
Jun-10	1.06	1.17	1.00	1.01	68,600
May-10	1.28	1.33	1.02	1.12	148,000
Apr-10	1.08	1.30	0.95	1.26	123,300
Mar-10	1.33	1.44	1.06	1.12	75,700
Feb-10	1.27	1.44	1.09	1.25	79,000
Jan-10	1.40	1.75	1.15	1.33	237,600

ITEM 8:	ESCROWED SECURITIES

8.1	Escrowed Securities

As at December 31, 2010, a total of 93,750 common shares of the Company were held in escrow. On February 3, 2011, all of these common shares were cancelled and returned to treasury.

ITEM 9:	DIRECTORS AND OFFICERS

9.1	Name, Occupation and Security Holding

The following is a list of the current directors and executive officers of the Company, their province/state and country of residence, their current positions with the Company and their principal occupations during the past five years:

Name and Province/State and Country of Residence	Principal Occupation for the Last Five Years	Current Position with the Company and Period of Service	Approximate number and percentage of voting securities owned, directly or indirectly or over which direction or control is exercised (2) (3)
Bradford J. Cooke British Columbia, Canada	Chairman, CEO and Director of Endeavour Silver Corp.	Director, Chairman and Chief Executive Officer (From July 25, 2002)	1,225,939 1.50%
Godfrey J. Walton British Columbia, Canada	President, G.J. Walton & Associates Ltd. and Director, President and COO of Endeavour Silver Corp.	Director, President and Chief Operating Officer (From July 25, 2002)	164,189 0.20%

Endeavour Silver Corp.

Name and Province/State and Country of Residence	Principal Occupation for the Last Five Years	Current Position with the Company and Period of Service	Approximate number and percentage of voting securities owned, directly or indirectly or over which direction or control is exercised (2) (3)
Leonard Harris (1) Colorado, USA	Retired, and., Director of
Corriente Resources Inc.,
Solitario Resources
Corp., Cardero
Resources Corp., Alamos
Minerals Ltd, Alamos
Gold Inc., Canarc
Resource Corp., Sulliden
Exploration Inc., IMA
Exploration Inc.,
Morgain Minerals Inc.,
Indico Resources Ltd,
Aztec Metals Corp.,
Golden Arrow Resources
	Corp	Director (From July 24, 2003)	20,000 0.02%

Endeavour Silver Corp.

Mario D. Szotlender (1),(2) Caracas, Venezuela	President, Mena Resources Inc.	Director (From July 25, 2002)	119,200 0.14%
Geoffrey Handley (1),(2) Sydney, Australia	Past Executive VP Strategic Development, Placer Dome Inc., Currently Director of Eldorado Gold Ltd, PanAust Limited, Mirabela Nickel Ltd.	Lead Director (From June 14, 2006)	Nil
Rex McLennan (2) Alberta, Canada	Chief Financial Officer of
Viterra Inc., Past Chief
Financial Officer and
Executive Vice President
of 2010 Vancouver
Olympics Organizing
Committee, Past Chief
Financial Officer &
Executive Vice President
	of Placer Dome Inc.	Director (From June 14, 2007)	Nil
Ricardo Campoy (2) New York, USA	Managing director of
Headwaters MB, Past
managing director and
head of minings and
metal group for of
WestLB. Currently
Director of Bayswater
Uranium Corporation,
Century Mining
Corporation and Forsys
	Metals Corp	Director (From July 9, 2010)	Nil
Bernard Poznanski British Columbia, Canada	Lawyer, Koffman Kalef Business Lawyers	Corporate Secretary (From March 9, 2009)	Nil
Daniel Dickson British Columbia, Canada	CFO of Endeavour since April 2008, Controller for Endeavour from March, 2007 to March, 2008; KPMG from Sept 2002 to February 2007	Chief Financial Officer (From April 1, 2008)	Nil

Endeavour Silver Corp.

Barry Devlin Washington, USA	VP of Exploration of Endeavour since May 2007, Prior Manager of Generative Exploration and Chief Geologist for Hecla Mining	Vice President, Exploration (From May 2, 2007)	5,000 0.01%
David Howe Durango, Mexico	VP of Operations of Endeavour since November 2007, Prior General Manager of St. Ann Jamaica Bauxite Ltd. & Vice President operations / GM of Hecla Venezuela	Vice President Operations, Mexico (From November 1, 2007)	20,000 0.03%
Hugh Clarke British Columbia, Canada	VP of Corporate Communications of Endeavour, Prior manager of Investor Relations for Endeavour Silver Corp. Investor Relations for Hunter Dickinson	Vice President, Corporate Communications (From April 1, 2008 )	Nil

(1)	Member of Compensation Committee and Member of Corporate Governance and Nominating Committee

(2)	Member of Audit Committee

(3)	Refer to www.sedi.ca for continuous disclosure of Directors & Officers holdings.

Endeavour Silver Corp.

Directors' Terms of Office

Each director is elected to serve until the next annual general meeting of shareholders or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of the articles of the Company or the Business Corporations Act (British Columbia).

Control of Securities

As at March 15, 2011 the directors and officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 1,554,328 common shares of the Company, representing approximately 2% of the issued and outstanding common shares of the Company.

9.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, no director or executive officer of the Company is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, when such order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company, or

(b)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Bernard Poznanski, the Corporate Secretary of the Company, was a director and Corporate Secretary of Energem Resources Inc. (“Energem”) when certain management cease trade orders were issued against the insiders of Energem. Mr. Poznanski ceased to be a director and Corporate Secretary of Energem on May 1, 2006. Particulars of the orders are as follows:

(a)

On March 7, 2006, the Executive Director of the British Columbia Securities Commission (the “BCSC”) issued a management cease trade order in connection with the late filing of Energem’s 2005 comparative annual financial statements, 2005 annual MD&A and a 2005 Annual Information Form. The management cease trade order was revoked on May 31, 2006 after the relevant documents were filed;

(b)

On April 20, 2005, the Executive Director of the BCSC issued a management cease trade order in connection with the late filing of Energem’s 2004 comparative annual financial statements, 2005 first interim period financial statements and MD&A for the 2005 first interim period. The management cease trade order was revoked on June 2, 2005 after the relevant documents were filed; and

(c)

On February 25, 2002, the OSC issued the a temporary management cease trade order (which was extended on May 9, 2002) in connection with the late filing of Energem’s 2001 annual financial statements. The management cease trade order expired on June 10, 2002 after the relevant documents were filed.

No director or executive officer of the Company or any shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company:

(a)

is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

Endeavour Silver Corp.

(b)

has, within the ten years preceding the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person,

(c)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(d)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

9.3	Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest in or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the best of its knowledge, the Company is not aware of any such conflicts of interest.

ITEM 10:	PROMOTERS

Since January 1, 2009 no person or company has acted as a promoter of the Company.

Endeavour Silver Corp.

ITEM 11:	LEGAL PROCEEDINGS

11.1	Legal Proceedings

There are no known legal proceedings to which the Company is a party or to which any of its property is the subject or any such proceedings known to the Company to be contemplated.

11.2	Regulatory Actions

During the year ended December 31, 2010, there were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority. During the year ended December 31, 2010, there were no settlement agreements that the Company entered into before a court relating to securities legislation or with a securities regulatory authority. Except as described below, there are no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of Endeavour, received a $19.1 million assessment on October 12th, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a big four accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $80,000, plus an estimated additional interest and penalties of $80,000, for which the Company has made a provision in the consolidated financial statements for the year ended December 31st 2010. The Company has commenced the appeal process.

The 2006 tax return of Refinadora Plata Guanacevi SA de CV, a subsidiary of Endeavour, is currently being audited by the Mexican fiscal authorities. The Company was delayed in providing certain requested documentation and the Mexican fiscal authorities froze the subsidiary’s bank accounts. In consulting with external legal counsel, the Company appealed the actions taken by the Mexican tax authorities through the federal circuit court which ruled that the bank freeze was unconstitutional. After the ruling, the court instructed the Mexican authorities to unfreeze the bank accounts, which occurred shortly after year end. The bank freeze did not affect the Company’s ability to carry on business, however the Company did not have access to $1.8 million during that time and the Mexican fiscal authorities’ actions impacted the timely refund of value added tax.

During the audit process the Company retained external legal counsel to ensure the delivery of the appropriate documentation to the Mexican fiscal authorities. As a result of a detailed review of the Company’s 2006 financial information and delivery of appropriate requested documents to the Mexican fiscal authorities, the Company has estimated that there is no significant remaining potential tax exposure.

ITEM 12:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1	Interest of Management and Others in Material Transactions

None of the following persons or companies has had any material interest, direct or indirect in any transaction since January 1, 2008 that has materially affected or is reasonably expected to materially affect the Company:

(a)	a director or executive officer of the Company;

Endeavour Silver Corp.

(b)	a person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of any class or series of the outstanding voting securities of the Company; and

(c)	an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b).

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. See “Risk Factors – Potential Conflicts of Interest” and “Conflict of Interest”

ITEM 13:	TRANSFER AGENT AND REGISTRAR

13.1	Transfer Agent and Registrar

The transfer agent and registrar for the common shares of the Company is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

ITEM 14:	MATERIAL CONTRACTS

14.1	Material Contracts

Other than the following contracts, there are no contracts that are material to the Company that were entered into during the financial year ended December 31, 2010 or prior thereto but which are still in effect, other than contracts entered into in the ordinary course of business of the Company:

1. Warrant Indenture dated October 7, 2009 between the Company and Computershare Trust Company of Canada governing 2,941,150 outstanding common share purchase warrants which comprised a part of units of the Company that were originally issued pursuant to a CDN$18.5 million prospectus offering of 6,152,500 units at CDN$3.00 per unit. Each common share purchase warrant is exercisable for one common share of the Company at a price of CDN$3.60 until October 7, 2011. See “General Development of the Business – Three Year History – 2009”.

2. Underwriting Agreement dated November 16, 2010 among CIBC World Markets Inc., Salman Partners Inc., Haywood Securities Inc., RBC Dominion Securities Inc. (collectively, the “Underwriters”) and the Company in connection with a prospectus offering of 8,150,000 common shares of the Company at a price of CDN$6.15 per common share, subject to an over-allotment option granted to the Underwriters to purchase up to an additional 1,222,500 common shares of the Company for a period of 30 days following the initial closing date at a price of CDN$6.15 per common share (collectively, the “Offering”). Pursuant to the Underwriting Agreement, the Company agreed to pay the Underwriters a cash fee equal to 5% of the gross proceeds of the Offering. The Offering was completed on December 1, 2010, with a partial exercise of the over-allotment option. See “General Development of the Business – Three Year History – 2010”.

Endeavour Silver Corp.

ITEM 15:	INTERESTS OF EXPERTS

15.1	Names of Experts

KPMG LLP is the external auditor of the Company and reported on the fiscal 2010 audited financial statements of the Company filed on SEDAR.

The Qualified Persons who completed the audit of the reserves and resources for the Guanacevi Project are Robert J. Leader, P.Eng., William J. Lewis, BSc., P.Geo., Charley Z. Murahwi, M.Sc., P.Geo., MAusIMM and Dibya Kanti Mukhopadhyay, MAusIMM, of Micon International (“Micon”). They are the authors of the report“NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico” dated March 15, 2011 filed on Sedar.

The Qualified Persons who completed the audit of the reserves and resources for the Guanajuato Mines Project are Rober J. Leader, P.Eng., William J. Lewis, BSc., P.Geo., Charley Z. Murahwi P.Geo, MAusIMM, and (“Micon”). They are the authors of the report “NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico” dated March 15, 2011 filed on Sedar.

The Qualified Persons who completed the audit of mineral resource estimate for the Parral Project (El Cometa Property) are William J. Lewis, BSc., P.Geo., Charley Z. Murahwi, M. Sc., P.Geo, MAusIMM and Dibya Kanti Mukhopadhyay, M.Sc, MAusIMM of Micon International (“Micon”). They are the authors of the report “43-101 Technical Report Audit of the Mineral Resource Estimate for the Parral Project (El Cometa Property),Chihuahua State, Mexico” dated March 1, 2011 filed on Sedar.

15.2	Interests of Experts

KPMG LLP have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

To the best of the Company’s knowledge, the other experts named in Item 15.1 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports or afterwards, nor will they receive any such interest.

ITEM 16:	ADDITIONAL INFORMATION

16.1	Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular pertaining to its most recent Annual General Meeting of security holders that involves the election of directors. Additional financial informationis also provided in the Company’s financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2010.

Endeavour Silver Corp.

16.2	Audit Committee

1.	The Audit Committee’s Charter

               National Instrument 52-110 Audit Committees (“NI 52-110) requires every issuer to disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

2.	Composition of the Audit Committee

               The Company’s audit committee is comprised of four directors, as set forth below:

Geoff Handley	Ricardo Campoy	Mario D. Szotlender	Rex McLennan

               As defined in NI 52-110, Geoff Handley, Mario Szotlender, Ricardo Campoy and Rex McLennan are “independent”. The Company therefore meets the requirement of NI 52-110 that all audit committee members be independent.

               All of the members of the audit committee are financially literate.

3.	Relevant Education and Experience

               Geoff Handley – Mr. Handley is a geologist with a Science Degree and over 30 years experience in the exploration and mining industry which included analyzing the financial statements of mining companies as an investment analyst and, later, as the manager/executive responsible for corporate mergers and acquisition activities at Placer Dome Inc.

               Ricardo Campoy – Mr. Campoy has a Bachelor of Science in Mine Engineering from the Colorado School of Mines and a Master of International Management (Finance) from the American Graduate School of International Management. Mr. Campoy has over 30 years experience as a mine engineer, investment banker and financial advisor for the resource industry, financial institutions and investment funds.

               Mario Szotlender - Mr. Szotlender is a financier and businessman with a Bachelors degree in International Relations from Universidad Central de Venezuela, Caracas, Venezuela and 16 years experience financing and managing resource projects in Central and South America.

               Rex McLennan - Mr. McLennan holds a Master of Business Administration degree from McGill University and a Bachelor of Science degree from the University of British Columbia. He has held increasingly responsible positions in the mining and oil and gas sectors. From 1997 to 2005, he was the Executive Vice President and Chief Financial Officer for Placer Dome Inc., and prior to this held the position of Vice President and Treasurer with the same company. For more than ten years, he held positions of increasing responsibility in business planning, finance and treasury and was a Senior Advisor in the Treasurer’s Department for Imperial Oil, a publicly traded Canadian subsidiary of Exxon Corporation.

4.	Reliance on Certain Exemptions

               At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the following exemptions under NI 52-110:

(a)	the exemption in section 2.4. De Minimis Non-audit Services;,
(b)	the exemption in section 3.2 Initial Public Offerings;
(c)	the exemption in section 3.3(2) Controlled Companies;

Endeavour Silver Corp.

(d)	the exemption in section 3.4 Events Outside Control of Member;
(e)	the exemption in section 3.5 Death, Disability or Resignation of Audit Committee Member;
(f)	the exemption in section 3.6 Temporary Exemption for Limited and Exceptional Circumstances;
(g)	the exemption in section 3.8 Acquisition of Financial Literacy;
(h)	an exemption from NI 52-110, in whole or part, granted under Part 8, Exemptions

5.	Audit Committee Oversight

               At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Committee to nominate or compensate an external auditor not been adopted by the Board or Directors.

6.	Pre-Approval Policies and Procedures

               The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

7.	External Auditor Service Fees (By Category)

               Set forth below are details of certain service fees paid to the Company’s external auditor in each of the last two fiscal years for audit services:

Financial Year End	Assurance Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31, 2009	$479,650	Nil	$15,000
December 31, 2010	$542,105	Nil	$53,000

*All amounts are Canadian dollars

(1)

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements.

(2)	The aggregate fees billed in each of the last two fiscal years for professional services rendered by the company’s external auditor for tax compliance and tax advice.

(3)

The aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses (1) and (2) above. The nature of the services in both fiscal periods pertains to advisory over the Company’s transition to International Financial Reporting Standards.

Endeavour Silver Corp.

SCHEDULE “A”

ENDEAVOUR SILVER CORP. (the "Company")

Audit Committee Charter
(effective October 31, 2006)

The following Board Charter has been approved by the Board of Directors (the “Board”) of Endeavour Silver Corp. (the “Corporation”) as of the date set out above.

1           Purpose Of Audit Committee

            The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

  The audit process;
  The financial accounting and reporting process to shareholders and regulatory bodies; and
  The system of internal financial controls.

All reasonably necessary costs to allow the Committee to carry out its duties shall be paid for by the Company. Also, in carrying out the foregoing duties, the Committee shall have the right and the ability to retain any outside legal, accounting or other expert advice or assistance to assist them in the proper completion of their duties, for and on behalf of the Company and at its cost, without any requirement for further Board or management approval of such expenditure.

2           Composition

             The Committee shall consist of three Directors, all of whom are “independent” within the meaning of Multilateral Instrument 52-110, Audit Committees, and as required by all applicable U.S. securities laws and regulations, and the policies of the American Stock Exchange. The Committee shall be appointed annually by the Board of Directors immediately following the Annual General Meeting of the Company. Each member of the Committee shall be financially literate, meaning that he must be able to read and understand financial statements. One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

3           Duties

The Committee’s duty is to monitor and oversee the operations of Management and the external auditor. Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

Endeavour Silver Corp.

          The specific duties of the Committee are as follows:

Management Oversight:

Review and evaluate the Company’s processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;
Review and evaluate the Company’s internal controls, as established by Management;
Review and evaluate the status and adequacy of internal information systems and security;
Meet with the external auditor at least one a year in the absence of Management;
Request the external auditor’s assessment of the Company’s financial and accounting personnel;
Review and evaluate the adequacy of the Company’s procedures and practices relating to currency exchange rates; and
Review and evaluate the Company’s banking arrangements.

External Auditor Oversight

Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks;
Review the scope and approach of the annual audit;
Inform the external auditor of the Committee’s expectations;
Recommend the appointment of the external auditor to the Board;
Meet with Management at least once a year in the absence of the external auditor;
Review the independence of the external auditor on an annual basis;
Review with the external auditor both the acceptability and the quality of the Company’s accounting principles; and
Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

Financial Statement Oversight

Review the quarterly reports with both Management and the external auditor;
Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;
Review and discuss with Management the annual audited financial statements; and
Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

“Whistleblower” Procedures

Provide for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
Provide for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matter.

Endeavour Silver Corp.